

Mail Stop 7010

July 27, 2007

Mr. Junhong Xiong
AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Ching City, Jiangxi Province
China 330013

> **Re: AgFeed Industries, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 28, 2007**
> **File No. 333-144131**

Dear Mr. Xiong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3. Provide the information required by Item 510 of Regulation S-B, regarding our position on indemnification for Securities Act liabilities in Part I of your Form SB-2.

Risk Factors, page 3

Risks Related to Our Business, page 3

4. It appears that some of the risks you list under this caption are more a form of governmental or political risk due to conducting your operations in China rather than your business itself. Revise to segregate such risks under a separate subheading.

We have high expectations for our financial performance,,, page 4

5. Tell us what you mean by "high expectations." We may have further comments.

We may issue additional shares of our capital stock…, page 10

6. You state that, "…we have no commitments as of the date of this offering to issue our securities…" Please explain your analysis behind this statement taking into consideration the warrants you have outstanding.

Business, page 14

History, page 15

7. Please disclose any agreements between Shanghai Best and Nanchang Best regarding the services (i.e. research and development services) that each company provides to the other. If there are no written enforceable agreements, please state as such.

8. Please provide disclosure regarding the loan that the company received in order to purchase Guagxi Huijie Sci. & Tech. Food Co., Ltd. in your description of the transaction on page 15. See Note 1 to the financial statements on page F-6. Also, address any affiliations with Sunrise Capital International, Inc. under "Transactions with Related Persons, Promoters and Certain Control Persons."

9. Explain to us how you have evaluated the acquisition of Guangxi Huijie Sci. & Tech. Food Co., Ltd. for purposes of Item 22 of Form SB-2 and Item 310(c) of Regulation S-B. As part of your response, provide us with your analysis of the significance of this acquisition as described in Item 310(c)(3)(i) of Regulation S-B.

Market Information, page 17

10.   Provide us with the source for your market data, such as the statement, "Feed costs comprise 55-70% of a piggery's expenses." on page 15 and the information provided under the subheading, "Market Information".

11.   Provide us with the source for your data on your competitor's businesses. For example, the statement on page 16, "Competitors charge $500/metric ton on average."

12.   Please clarify your descriptions of premix on pages 16 and 17. We note that the description of pork premix includes growth promoters, while the description of premix in the second to last paragraph on page 17 omits growth promoters.

Sales and Marketing, page 18

13.   Indicate the number of franchisees to which each of your three subsidiaries sells its product, yet the description on page 18 and 19 seems to indicate that franchising has become a large part of your business.

Government and Environmental Regulation, page 19

14.   Reconcile your description of the production licenses on page 19 with the description of the production permits on page 20. If these are the same documents granted by the Ministry of Agriculture, please revise your disclosure to state as such.

Management's Discussion and Analysis, page 21

Overview, page 21

15.   In looking at your period-to-period disclosures, we note that Cost of Goods Sold may change in disproportionately to changes in Revenues. For example, for the Three Months Ended March 31, 2007, Revenues increased by 137.71% while Cost of Sales increased by 163.21%, a greater amount. However, for the year ended December 31, 2006 Revenues increased by 12.9% but Cost of Sales increased by only 2%. In your Overview section, address the general relation between Revenues and Cost of Sales while addressing, on a more specific basis, the factors affecting Cost of Sales in each of the period comparisons.

Critical Accounting Policies, page 22

16.   Please revise this section to focus specifically on areas that require estimates and

assumptions that are material due to high levels of subjectivity and judgment necessary to account for them, and that are material to your financial condition and operating performance. For example, it is unclear to us from your disclosure what subjective assumptions or estimates you make when accounting for foreign currency translation. With respect to each critical accounting policy, you should include:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrive at the measures and how accurate the estimates or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Results of Operations, page 25

17.   To aid investor understanding, please expand this section to add a chart that includes volume and pricing information for products sold during each period presented.

18.   Expand your revenue discussions for all periods presented to address changes in revenues resulting from pricing increases or decreases versus the changes from volume increases or decreases.

19.   Expand your discussions of revenues and expenses to quantify the impact of the Guangxi Huijie acquisition for the quarter ended March 31, 2007.

Liquidity and Capital Resources, page 27

20.   Provide a description of the amount of funds necessary to maintain your current operations, complete projects underway and achieve stated objectives or plans.

21.   Include additional detail with regard to the potential acquisition for which you have paid $160,000. Refer to the requirements of Regulation S-B, Item 303.

22.   Expand this section to include a discussion of your liquidity and capital resource activities during 2006 and 2005.

23.   Add a section to discuss your off-balance sheet arrangements that have or are

reasonably likely to have a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material, or state that you have none.

Directors and Executive Officers, page 29

24.   Provide details of Mr. Li's positions within the company if he still serves in some capacity other than Chairman of the Board. Further, indicate previous positions within the company that he held during the last five years. Currently you only indicate that he has served as Chairman of the Board since July 2004.

25.   Please clarify the time period during which Mr. Li has served as Chairman of the Board. As the Company was not incorporated until 2005, he could not have been Chairman of the Board since 2004. Please ensure that throughout the registration statement you refer to the proper entity.

Executive Compensation, page 31

26.   Please confirm that the amount presented in the table for Mr. Xiong represents his compensation for the entire year, not just the period subsequent to the business combination with Wallace Resources. See Item 402(a)(3) of Regulation S-B.

Selling Stockholders, page 34

27.   You indicate that there is a column titled, "Shares Available for Sale Under This Prospectus" in your selling stockholders table, but no such column appears. Please revise.

28.   Please provide a discussion of how the selling stockholders acquired their shares. We note that you list 41 selling stockholders, yet you only provide the two private placements as a description of how the shares were acquired. If this was the only means by which the selling stockholders acquired their shares, please provide us with your analysis by which you relied on the exemption from registration provided in Rule 506 of Regulation D. Further, please disclose the number of purchasers in your private placements here and on page II-2.

29.   We note that three of the selling stockholders have the same last name as certain directors and executive officers. With a view toward potential expanded disclosure in the prospectus, please let us know if there are any familial relationships between the selling stockholders and the directors or executive officers. We may have additional comments.

30.   Disclose whether any selling stockholder is a broker-dealer. If so, identify it as an

underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

31.   You state that certain selling stockholders are affiliated with a registered broker-dealer and that each such selling stockholder, "at the time it acquired the securities subject to the registration statement of which this prospectus is a part, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities." Disclose which selling stockholders are affiliates of a broker-dealer. Further, identify each one as an underwriter, unless you can state that each one purchased the securities in the ordinary course of business.

32.   Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling stockholders. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Description of Capital Stock, page 38

33.   Please ensure that your number of stockholders is correct. We note that you provide a different number in parallel disclosure at page 13.

Financial Statements

Auditor's Report, page F-1

34.   We note that your audit report was signed by an audit firm based in Tarzana, California. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed in the United States, in light of the fact that the majority of your assets are located within, the majority of your revenues are derived within, and your corporate offices are located in China. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/ internatl/cfirdissues1104.htm. Please tell us whether your management and accounting records are located in the United States or China as well as where the majority of the audit work is conducted. We may have further comments.

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

35.   Tell us and disclose the material terms of your revenue arrangements and your related accounting policies. Address the following:

- How you establish evidence of an arrangement,

- How you determine when delivery has occurred;

- Whether you offer any return, price protection or similar rights.

        To the extent that there are any differences in your arrangements with different types of customers, e.g. end-users, distributors or franchisees, clearly describe these differences and explain how these differences are reflected in your revenue recognition policies.

36.   Tell us and disclose the credit terms you offer. Explain to us how the accounts receivable balances reported as of December 31, 2006 and March 31, 2007 are consistent with those terms.

Segment Reporting, page F-12

37.   We note the statement that your business consists of one reportable segment. Please provide us with an analysis that supports this statement under SFAS 131. As part of your response, tell us whether operating segments have been aggregated to produce your reportable segment. If so, tell us the operating segments and explain to us how they were determined. Also, explain why you believe it is appropriate to aggregate them under paragraph 17 of SFAS 17. Address all of the identified criteria as well as the reference to similar economic characteristics. Provide us with a copy of all internal financial reports provided to your chief operating decision maker ("CODM") for the periods ended December 31, 2006, and March 31, 2007.

Note 9 – Acquisition of Guangxi Huijie Sci. & Tech. Feed Co., Ltd., page F-19

38.   We note the disclosure indicating that the fair values are based on a third-party valuation. Revise your filing to identify, and include the consent of, this expert. Alternatively, remove the reference to a third-party.

39.   Please explain to us why you do not believe it appropriate to tax effect your pro forma adjustments.

Consolidated Statement of Cash Flows for the periods ended March 31, 2007 and 2006, page F-25

40.   Please change the line "Net cash provided by operating activities" to read "Net cash used in operating activities," as it appears that cash flow was negative for both periods presented.

Note 4 – Stockholders' Equity, page F-35

41.   With regard to your private placements and registration rights agreements:

(a) Expand your disclosures to explain the registration rights agreements in more detail. Clearly indicate the damages that will be paid if effectiveness of your registration statement is delayed or if registration is not completed, when they would begin, and whether any cap exists to limit such damages.

(b) To the extent that damages accrue before your registration statement becomes effective, disclose in future amendments the amount of damages accrued.

(c) Explain to us why your registration rights agreement dated June 22, 2007, is attached as an exhibit, but the agreement dated February 28, 2007, is not.

(d) Please reconcile the numbers of common shares and warrants issued as part of the "February offering" and the "offering," as defined in your June 22, 2007, registration rights agreement, with the 3,638,540 shares that you are registering.

(e) Please explain why you refer to the final closing date here as being April 29, when Note 11 indicates that it was April 28.

(f) You refer here to "each unit representing one share of the Company's common stock and a three year common stock purchase warrant" when, in fact, it appears that each unit represented one share of your common stock but just 8% of a warrant, inasmuch as 1,000,000 units apparently represented 1,000,000 shares of common stock but just 80,000 warrants. Clarify this information here and elsewhere in your filing where it is discussed.

(g) The language is similarly confusing in Note 11 and elsewhere in your filing where you describe the units sold on June 22, 2007. In that instance, did each unit consist of one share of your common stock and a warrant to purchase 25% of a common share, as you state initially in the third paragraph of Note 11? Or is each warrant exercisable for one share of common stock, as you state subsequently in that paragraph, but each unit consisted of one share of common stock and one-fourth of a warrant? Please clarify this language throughout your filing where these discussions are found. For example, the information on page 27 and page 28 is not clear, and the description of the June 22 transaction on page 28 is not adequately detailed.

Exhibits, page II-2

42.   Provide the share purchase agreements for your private placements conducted in 2007 and any other material documents relating to such transactions that have yet to be disclosed.

43.   Provide each contract to which a director, officer, promoter, voting trustee or security holder named in the registration statement is a party as required by Item 601(b)(10) of Regulation S-B. We note that there were numerous related party transactions disclosed, yet none of the contracts were attached as an exhibit.

44.   Provide a signed final legal opinion as required under Item 601(b)(5) of Regulation S-B. We will need sufficient time to review the opinion upon its filing.

Undertakings, page II-3

45.   Provide the undertaking required under Item 512(g)(2) of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: B. Skinner
     S. Eisen
     J. Madison

     Via facsimile
     William W. Uchimoto, Jr., Esquire
     (215) 972-1819